UNIT[ED STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washing[ton, D.C.]

15048859

AB 3/12

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH, D.C.
194

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 AND ENDING December 31, 2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 E. Kossuth St.
(No. and Street)

Columbus OH 43206
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Randall 614-448-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Rd., Suite 510 Independence OH 44131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greg Randall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Brokerage, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOEL CREACHBAUM
Notary Public, State of Ohio
My Commission Expires
August 13, 2019

Signature

V.P.
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. BROKERAGE, INC.
Financial Statements
Year Ended December 31, 2014

Hobe&Lucas Certified Public Accountants, Inc.

U.S. BROKERAGE, INC.
Financial Statements
Year Ended December 31, 2014

U.S. BROKERAGE, INC.
Financial Statements
December 31, 2014

INDEX

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
US Brokerage, Inc.
Columbus, Ohio

We have audited the accompanying financial statements of US Brokerage, Inc. (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations and changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. U.S. Brokerage, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). The standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of US Brokerage, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplemental Schedules of Operating Expenses, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of US Brokerage, Inc.'s financial statements. The supplemental information is the responsibility of U.S. Brokerage, Inc.'s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants

Independence, Ohio
February 26, 2015

U.S. BROKERAGE, INC.
Statement of Financial Condition
December 31, 2014

ASSETS

Assets:	
Cash	$ 62,336
Deposits with clearing organizations	50,098
Securities owned at fair value	33,272
Accounts receivable - trade	8,812
Accounts receivable - related parties	140,398
Equipment and furniture, net	3,514
Deposit	900
TOTAL ASSETS	$ 299,330

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable - commissions	$ 39,949
Accrued wages	6,300
Accrued taxes	928
Distributions payable	9,882
Total Liabilities	57,059
Stockholders' Equity:	
Capital stock 8,000 shares authorized, issued and outstanding, no par value	17,332
Additional paid-in capital	189,339
Retained earnings	35,600
Total Stockholders' Equity	242,271
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 299,330

The accompanying notes are an integral part of these statements.

U.S. BROKERAGE, INC.
Statement of Operations
Year Ended December 31, 2014

Revenues - commissions and fees	$ 998,144
Less:	
Clearing and execution costs and fees	67,735
Commissions expense	635,095
Net revenues	295,314
Operating expenses	287,753
Loss from operations	7,561
Other income	
Interest Income	52
Other Income	18,331
	18,383
Income before taxes	25,944
City income taxes	713
NET INCOME	**$ 25,231**

The accompanying notes are an integral part of these statements.

U.S. BROKERAGE, INC.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2014

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - beginning of year	$ 17,332	$ 156,067	$ 76,251	$ 249,650
Current year net income	-	-	25,231	25,231
Capital Contribution	-	33,272	-	33,272
Distributions paid	-	-	(65,882)	(65,882)
Balance - end of year	$ 17,332	$ 189,339	$ 35,600	$ 242,271

The accompanying notes are an integral part of these statements.

U.S. BROKERAGE, INC.
Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows from Operating Activities:		
Net income	$	25,231
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		2,208
(Increase) decrease in:		
Deposits with clearing organizations		126
Accounts receivable - trade		(4,069)
Accounts receivable - related parties		(7,059)
Deposit		1,535
Increase (decrease) in:		
Accounts payable - trade		(446)
Accounts payable - commissions		(12,599)
Accrued wages		(5,200)
Accrured taxes		(1,535)
Distributions payable		(8,118)
Net Cash Provided by Operating Activities		(9,926)
Cash Flows from Financing Activities:		
Distributions to shareholders		(65,882)
Net Increase in Cash		(75,808)
Cash at beginning of year		138,144
Cash at end of year	$	62,336

Noncash transactions during the Year included:
1. A deposit by a shareholder of trading stock valued at $33,272 which increased Additional Paid in Capial and Securities Held at Fair Value.
2. The transfer of shares between three shareholders by agreement valued at $21,716 that decreased Accounts Receivable - Related and Dividends Payable.

The accompanying notes are an integral part of these statements.

U.S. BROKERAGE, INC.
Notes to Financial Statements
December 31, 2014

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

U.S. Brokerage, Inc. (Company) was incorporated under the laws of the State of Ohio on August 28, 1995. The Company is a securities broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal office is located in Columbus, Ohio.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements. Reporting periods ending after December 31, 2011 are subject to examination by major taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE B – DEPOSITS WITH CLEARING ORGANIZATIONS

Deposits totaling $50,098 at December 31, 2014 represent interest bearing accounts held by a clearing organization for the Company, who has possession of customer funds and acts as custodian for all customer securities on a fully disclosed basis.

NOTE C – ACCOUNTS RECEIVABLE – TRADE

Accounts Receivable are listed at net realizable value and are considered by management to be fully collectible. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE D – ACCOUNTS RECEIVABLE – RELATED PARTIES

The Company has various accounts receivable from stockholders totaling $140,398 at December 31, 2014. These receivables are non-interest bearing and have no fixed repayment terms.

NOTE E – MARKETABLE SECURITIES

The Company maintains a trading account for marketable securities resulting from trading errors that occur in the normal course of operations. The Company incurred a net loss of $(2,595) from these transactions during the year ended December 31, 2014.

At December 31, 2014, the Company had marketable securities valued at $33,272. These share are not deemed available for sale at December 31, 2014.

While these securities had an original cost basis to the shareholder of $51,119, their cost basis is determined at the fair value of the securities at the time of contribution which was $33,272. Therefore at December 31, 2014 there is no unrealized gain or loss on the securities.

NOTE F – FAIR VALUE

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniquest used to measure fair value on three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to measure.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The securities reported in footnote E for the year ended December 31, 2014, were valued utilizing Level 1 inputs with no exceptions noted.

NOTE G – EQUIPMENT AND FURNITURE

Assets are carried at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the assets and amounted to $2,208 for the year ended December 31, 2014. For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of the assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Equipment & Furniture	$ 54,944
Less: Accumulated Depreciation	51,430
Net Equipment & Furniture	$ 3,514

NOTE H – LEASING ARRANGEMENT

The Company conducts its operations from facilities that are leased under a three-year operating lease expiring in May, 2016.

The following is a schedule of future minimum rental payments required under the above operating lease as of December 31, 2014:

Year	Amount
2015	$ 10,800
2016	4,500
	$ 15,300

NOTE I – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $89,028, which was $39,028 in excess of its required minimum net capital of $50,000. The Company's net capital ratio was 0.64 to 1.

NOTE J – MANAGEMENT REVIEW OF SUBSEQUENT EVENTS

Management of the Company has reviewed and evaluated subsequent events through February 26, 2015 for possible inclusion in the financial statements for the year ended December 31, 2014. No items were identified for inclusion. The date of February 26, 2015 is the date at which the financial statements were available for issue.

SUPPLEMENTARY INFORMATION

U.S. BROKERAGE, INC.
Schedule of Operating Expenses
Year Ended December 31, 2014

Administrative wages	$ 171,272
Payroll taxes	10,952
Hospitalization	8,674
Rent and utilities	10,804
Registration fees	30,258
Taxes	805
Audit and accounting fees	11,000
Office expense	7,154
Telephone	4,183
Postage and delivery	205
Miscellaneous expense	2,869
Insurance	23,388
Printing	166
Continuing professional education	1,024
Depreciation	2,208
Travel and entertainment	2,601
Computer and internet expenses	13
Professional consulting fees	177
TOTAL OPERATING EXPENSES	$ 287,753

The accompanying notes are an integral part of these financial statements.

U.S. BROKERAGE, INC.
Computation of Net Capital
December 31, 2014

NET CAPITAL COMPUTATION

Total stockholders' equity from December 31, 2014 financial statements	$	242,271
Less:		
Non-Allowable Assets		
Accounts receivable - related parties		140,398
Equipment and furniture, net		3,514
Prepaid rent and deposit		900
		144,812
Haircuts on Securities		8,431
NET CAPITAL	$	89,028
COMPUTATION OF AGGREGATE INDEBTEDNESS	$	57,059
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS	$	3,806
MINIMUM REQUIRED NET CAPITAL	$	50,000
EXCESS NET CAPITAL	$	39,028
EXCESS NET CAPITAL AT 1000%	$	83,322
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		.64 to 1

The accompanying notes are an integral part of these financial statements.

U.S. BROKERAGE, INC.
Supplementary Information
For Year Ended December 31, 2014

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

U.S. Brokerage, Inc. used Penson Financial Services, Inc. and Southwest Securities, Inc. during the year ended December 31, 2014 as clearing agents and to perform custodial functions relating to customer securities on a fully disclosed basis. Therefore, U.S. Brokerage, Inc. is not subject to the reserve requirements under Rule 15c3-3.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

U.S. Brokerage, Inc. used Penson Financial Services, Inc. and Southwest Securities, Inc. for possession of customer funds and as custodians for all customer securities on a fully disclosed basis during the year ended December 31, 2014. Accordingly, U.S. Brokerage, Inc. is not subject to the requirements under rule 15c3-3.

MATERIAL DIFFERENCES IN COMPUTATION OF NET CAPITAL

Our audit of U.S. Brokerage, Inc., for the year ended December 31, 2014, disclosed the following difference in the computation of net capital from the broker-dealer's corresponding unaudited Part II A, Focus Report.

Computation of Net Capital per Focus Report	$106,100
Adjustments Due to Year-End Audit Entries	
Distributions Payable	(9,882)
Accounts Receivable – Trade	38
Accrued Income Taxes	(928)
Accrued Payroll	(6,300)
Total Net Capital at 12/31/14	89,028
Less Required Capital	50,000
Excess Net Capital	$ 39,028
Excess Net Capital at 1000%	$ 83,322
Ratio: Aggregate Indebtedness To Net Capital	0.64to1

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH. D.C.
194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 AND ENDING December 31, 2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 E. Kossuth St.
(No. and Street)

Columbus OH 43206
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Greg Randall 614-448-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Rd., Suite 510 Independence OH 44131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greg Randall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Brokerage, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

NOTARY PUBLIC
STATE OF OHIO

GREFF
…ate of Ohio
My Commission Expires
January 9, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. Brokerage, Inc.
Agreed-Upon Procedures Report on an
Entity's Schedule of Assessments and Payments
December 31, 2014

Hobe&Lucas Certified Public Accountants, Inc.

U.S. Brokerage, Inc.
Agreed-Upon Procedures Report on an Entity's Schedule of Assessments and Payments
December 31, 2014

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Shareholders of U.S. Brokerage, Inc.
Columbus, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by U.S. Brokerage, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating U.S. Brokerage, Inc.'s compliance with the applicable instructions of Form SIPC-7. U.S. Brokerage, Inc.'s management is responsible for the U.S. Brokerage, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting a difference of $164;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel spreadsheets derived from the general ledger) that were prepared by management noting a difference of $36;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel spreadsheet derived from the general ledger) that were prepared by management supporting the adjustments noting a difference of $7.82; and

5. Not applicable – there was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hobe & Lucas
Certified Public Accountants
Independence, Ohio

February 26, 2015

SIPC-7 (33 REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33 REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2456**********************MIXED AADC 220
048635 FINRA DEC
US DISCOUNT BROKERAGE INC
US BROKERAGE INC
17 E KOSSUTH ST
COLUMBUS OH 43206-2001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1216.41

B. Less payment made with SIPC-6 filed (exclude interest) (695.43)

7-19-14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 520.98

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 520.98

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

U.S. Brokerage Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

V.P.
(Title)

Dated the 20 day of FEB 2015

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 1,014,343
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	459,043
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	47,735
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	524,798
2d. SIPC Net Operating Revenues	$ 489,565
2e. General Assessment @ .0025	$ 1,214.91
	(to page 1, line 2.A.)

U.S. BROKERAGE, INC.
STATEMENT OF EXEMPTION PURSUANT TO RULE 15C3-3

DECEMBER 31, 2014

Hobe&Lucas Certified Public Accountants, Inc.

U.S. BROKERAGE, INC.
STATEMENT OF EXEMPTION PURSUANT TO RULE 15C3-3

DECEMBER 31, 2014

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
U.S. Brokerage, Inc.
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) U.S. Brokerage, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which U.S. Brokerage, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemptive provisions") and (2) U.S. Brokerage, Inc. stated that U.S. Brokerage, Inc. met the identified exemptive provisions throughout the most recent fiscal year without exception. U.S. Brokerage, Inc.'s management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to about for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hobe and Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 26, 2015

U S Brokerage
INCORPORATED

U.S. Brokerage's Exemption Report

U.S. Brokerage (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):

- (2)(ii), Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

The Company met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

U.S. Brokerage

I, Greg Randall swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: V.P.

Date: 2-25-15

17 E. Kossuth Street
Columbus Ohio 43206
e. www.usbrokerageinc.com
p.614.448.3200
f. 614.737.9877
trading 800-25-STOCK